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05007382

TOKYO
TORONTO
WASHINGTON, D.C.

April 15, 2005


SEC MAIL PROCESSING
RECEIVED
APR 15 2005
WASH, D.C.
SECTION

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Arcelor
Information Pursuant to Rule 12g3-2(b)
File No. 82-34727

Dear Sir or Madam,

On behalf of Arcelor SA ("Arcelor") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a translation of the information memorandum (*note d'information*) relating to Arcelor's share repurchase program which was granted visa n° 05-212 by the French *Autorité des marchés financiers* on April 5, 2005.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

PROCESSED
APR 25 2005
THOMSON FINANCIAL

Manuel A. Orillac

Enclosure
cc: Regis Ramseyer
Arcelor SA

3011
3-2

4/25



société anonyme organised pursuant to the laws of Luxembourg
19, avenue de la Liberté, L-2930, Luxembourg City, Grand Duchy of Luxembourg
Luxembourg Commercial Register No. B 82454

Information memorandum (*note d'information*) issued prior to implementation of a share repurchase program subject to approval by the General meeting of shareholders of April 29, 2005

Autorité des marchés financiers
AMF

Pursuant to Article L 621-8 of the French Monetary and Financial Code, the French *Autorité des marchés financiers* (the "AMF") granted visa No. 05-212 to this information memorandum on April 5, 2005, pursuant to Articles 241-1 to 241-7 of the *Règlement Général* of the AMF (the "General Regulations"). This document has been prepared by the issuer, and is under the responsibility of the party signing it. The visa does not signify approval of the share repurchase program or authentication of the accounting and financial information that is presented.

SUMMARY OF MAIN FEATURES OF TRANSACTION

AMF visa No. 05-212 dated April 5, 2005
Issuer: ARCELOR, which is listed on the *Premier Marché* of Euronext Paris, the Luxembourg Stock Exchange, the *Premier Marché* of Euronext Brussels and the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia

Repurchase Program:

- Securities concerned: ARCELOR shares
- Maximum repurchase percentage authorised by the General meeting of shareholders: 10%, *i.e.*, counting the shares held by the company, 38,992,427 shares representing a maximum value of 1,169,772,810 euros[1]
- Maximum purchase price: 30 euros per share
- Minimum sale price: 10 euros per share
- Goals, in decreasing order of priority:

- animation, through an investment firm, of the market for the shares in the context of a liquidity agreement complying with the code of conduct of the *Association Française des Entreprises d'Investissement « AFEI »* (the French Association of Investment Firms);

- allotment of shares to employees or members of management or directors and officers of companies or undertakings affiliated with the Group, under a profit sharing plan, employee shareholder schemes, or share option plans in favour of employees or non-employees or company savings plans;

- delivery of shares in exchange or in payment in the context of external growth transactions;

- allotment of shares to holders of bonds which are already issued or may be issued in the future and which are convertible or exchangeable into shares (O.C.E.A.N.E.) and to holders of securities giving the right to receive shares in the Company, in case they exercise their right to receive shares in the Company;

- the cancellation of own shares, subject to authorisation by a subsequently held General meeting of shareholders, to optimise the management of the Company's finances and balance sheet.

(1) The Luxembourg law on commercial companies stipulates that only shares of the company that are held by the company itself and those held by its direct subsidiaries are to be included in calculating the threshold of holding in the amount of 10% of the company's share capital. Shares held by indirect subsidiaries are not taken into account for purposes of the calculation.

- Duration of program: 18 months following the date of the General meeting of shareholders, *i.e.*, until October 29, 2006 or until the date of its renewal by the General meeting of shareholders.

INTRODUCTION

Pursuant to Articles 241-1 to 241-7 of the General Regulations of the AMF, and European regulation No. 2273/2003, which took effect on October 13, 2004, the purpose of this information memorandum is to describe the goals and terms of the program for ARCELOR to repurchase its own shares, submitted to the General meeting of shareholders of April 29, 2005, as well as the estimated impact of such program on the shareholders. It will replace the share repurchase program that was decided by the General meeting of shareholders on April 30, 2004.

ARCELOR is a world-leading producer of flat and long carbon steel and stainless steel products. It is a leading player in providing steel solutions for the automotive, general industry, building, packaging and household appliance markets.

The company's consolidated revenues for fiscal year 2004 were 30.2 billion euros.

The company's shares are listed on the *Premier Marché* (SRD) of Euronext Paris under EUROCLEAR 5786 and ISIN LU014205948. ARCELOR is also listed on the Luxembourg Stock Exchange, the *Premier Marché* of Euronext Brussels and the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia.

For more information, please go to the ARCELOR website: **www.arcelor.com**.

OVERVIEW AND RESULTS OF PREVIOUS SHARE REPURCHASE PROGRAM

It is specified that the previous share repurchase program was authorised by the General meeting of shareholders of April 30, 2004 and was the subject of an information memorandum approved by the AMF on April 13, 2004, under No. 04-267. From May 1, 2004 to February 28, 2005, that program resulted in the acquisition of 52,000 shares for a total value of 682,760 euros and an average value of 13.13 euros per share.

On February 28, 2005, the company's share capital consisted of 639,774,327 shares, of which 24,985,005 shares were held by ARCELOR and direct subsidiaries of ARCELOR, representing approximately 3.91% of its share capital, and 1,791,811 shares held by indirect subsidiaries of ARCELOR, representing approximately 0.28% of its share capital.[1]

SUMMARY DECLARATION TABLE

Declaration of transactions conducted by ARCELOR in its own shares from May 1, 2004 to February 28, 2005

Percentage of capital self-held directly and indirectly as a percentage of capital on February 28, 2005:	4.19%
- of which, the percentage held by ARCELOR and direct subsidiaries of ARCELOR and taken into account for the 10% limit on treasury shares (Article 49bis of the Luxembourg law on commercial companies)[1]	3.91%
- of which, the percentage held by indirect subsidiaries of ARCELOR and not taken into account for the treasury share calculation (Article 49bis of the Luxembourg law on commercial companies)[1]	0.28%
• Number of shares cancelled in the past 24 months	0
• Number of shares held in portfolio	26,776,816
• Book value of portfolio	366,741,540 euros
• Market value of portfolio[2]	502,333,068 euros

(1) The Luxembourg law on commercial companies stipulates that only shares of the company that are held by the company itself and those held by its direct subsidiaries are to be included in calculating the threshold of holding in the amount of 10% of the company's share capital. Shares held by indirect subsidiaries are not taken into account for purposes of the calculation.

(2) Share price on February 28, 2005: 18.76 euros.

	Cumulative Gross Flow		Positions open on date of filing of information memorandum	
	Purchases	Sales/Transfers	For purchase	For sale
Number of shares	52,000[1][2]	2,276,616[1][3]	none	none
Average maximum expiration			none	none
Average transaction price	13.13	14.91		
Average exercise price			none	none
Amount in euros	682,760	33,949,375		

(1) 100% done exclusively by direct subsidiaries of ARCELOR, included in calculating the treasury share threshold.

(2) 52,000 purchases made in connection with stabilizing the share price.

(3) Breakdown:

- 900,000 corresponding to the exercise of 900,000 calls sold at a price of 354,000 euros, with the goal of financing the purchase of Aceralia shares from minority shareholders;
- 6,000 shares sold in connection with financing the repurchase of Aceralia shares from minority shareholders;
- 893,336 shares surrendered in connection with the exercise of stock options;
- 139,543 shares surrendered in exchange for Usinor shares in connection with the ARCELOR's Public Offer of Withdrawal by Exchange for Usinor shares (*"Offre Publique de Retrait par voie d'Echange"*);
- 337,707 shares surrendered in connection with the conversion of ARCELOR 2005 OCEANE.

Transaction Date	Name of Intermediary	Purchase or Sale	Call Pull Term	Number of Shares	Expiration	Exercise Price (in euros)	Price per Share (in euros)	Organised market (O) or over-the-counter (G)
August 25, 04	NatBLR	V	Call	500,000	Nov. 25, 04	14.6	0.39	G
Sept. 29, 04	Exane	V	Call	200,000	Dec. 17, 04	15.3	0.405	G
Oct. 01, 04	NatBLR	V	Call	200,000	Dec. 17, 04	15.9	0.39	G

Under European Regulation No. 2273/2003 dated December 22, 2003, shares already held are allotted according to the following distribution:

- 1 million shares allocated to the liquidity contract signed with an investment firm;
- 4.7 million shares allocated to stock option plans;
- the remainder, *i.e.*, 21 million shares, to external growth transactions.

1 – GOALS OF SHARE REPURCHASE PROGRAM AND USE OF REPURCHASED SHARES

The goals of the share repurchase program are, in order of decreasing priority:

- animation, through an investment firm, of the market for the shares in the context of a liquidity agreement complying with the code of conduct of the *Association Française des Entreprises d'Investissement « AFEI »* (the French Association of Investment Firms);
- allotment of shares to employees or members of management or directors and officers of companies or undertakings affiliated with the Group, under a profit sharing plan, employee shareholder schemes, or share option plans in favour of employees or non-employees or company savings plans;
- delivery of shares in exchange or in payment in the context of external growth transactions;
- allotment of shares to holders of bonds which are already issued or may be issued in the future and which are convertible or exchangeable into shares (O.C.E.A.N.E.) and to holders of securities giving the right to receive shares in the Company, in case they exercise their right to receive shares in the Company;
- the cancellation of own shares, subject to authorisation by a subsequently held General meeting of shareholders, to optimise the management of the Company's finances and balance sheet.

II – LEGAL FRAMEWORK

The implementation of this program is subject to approval by the ARCELOR General meeting of shareholders on April 29, 2005 ruling on the following resolution:

"The General meeting, after having acknowledged the content of the information notice provided to the public, authorises the Board of Directors of the Company, with full power of substitution, as well as the corporate bodies of other companies of the Group referred to in article 49bis of the Luxembourg law on commercial companies (the "Law") to acquire shares of the Company in accordance with the conditions provided by the Law.

Such authorisation is intended to allow:

1. animation, through an investment firm, of the market for the shares in the context of a liquidity agreement complying with the code of conduct of the *Association Française des Entreprises d'Investissement « AFEI »* (the French Association of Investment Firms);

2. allotment of shares to employees or members of management or directors and officers of companies or undertakings affiliated with the Group, under a profit sharing plan, employee shareholder schemes, or share option plans in favour of employees or non-employees or company savings plans;

3. delivery of shares in exchange or in payment in the context of external growth transactions;

4. allotment of shares to holders of bonds which are already issued or may be issued in the future and which are convertible or exchangeable into shares (O.C.E.A.N.E.) and to holders of securities giving the right to receive shares in the Company, in case they exercise their right to receive shares in the Company;

5. the cancellation of own shares, subject to authorisation by a subsequently held General meeting of shareholders, to optimise the management of the Company's finances and balance sheet.

Subject among others to the provisions of Directive 2003/6/EC of 28th January 2003 and Regulation (EC) 2273/2003 of 22nd December 2003, purchase, assignment, exchange, contribution and transfer transactions can be carried out by any on-market or over-the-counter transactions, including through the use of financial derivative instruments. The portion of capital acquired or transferred as a block of shares can comprise the entire program. Shares may also be acquired during a public tender or a public share exchange offer made by a third party on the shares of the Company.

The authorisation is valid for a period ending on the earlier of the date which is 18 (eighteen) months after the date of this General meeting of shareholders or the date of its renewal by a General meeting of shareholders. As from the present Meeting, it replaces the authorisation given by the Ordinary General Meeting of 30th April, 2004.

The maximum number of shares that may be acquired is the maximum allowed by the Law so that the accounting par value of ARCELOR shares held by the Company (and, if applicable, by other companies of the Group referred to in article 49bis of the Law) may not, at any time, exceed 10% of the Company's subscribed capital.

The consideration for the purchase of the shares must not be less than ten (10) euro nor more than thirty (30) euro per share. In case of an increase of capital by incorporation of reserves or share premium and the allocation of bonus shares as well as in case of a share split or share consolidation, the pre-mentioned minimum and maximum consideration will be adjusted by multiplying each figure by the ratio between the number of shares representing the capital before the transaction and such number after the transaction.

The entire amount used in relation with the share repurchase program must in no event exceed ARCELOR's distributable shareholders' equity.

The consideration in case of a transfer of the shares must not be less than ten (10) euro.

All powers are delegated to the Board of Directors, with full power of substitution, for the purpose of implementing this authorization".

III – TERMS

1. Maximum Percentage of Share Capital to be Acquired and Maximum Amount Payable by ARCELOR

The maximum percentage of share capital whose repurchase is authorised by the General meeting of shareholders is 10% of the Company's issued share capital, in accordance with Article 49-2 (1) 2nd of the Luxembourg Law of August 10, 1915 on commercial companies, under which the par value, or, absent any par value, the nominal book value of the shares acquired, including the shares that the company may have acquired previously and that it has in portfolio, and the shares acquired by a party acting in its own name but on behalf of this company, may not exceed 10% of the share capital subscribed, *i.e.*, 63,977,432 shares on the basis of 639,774,327 shares representing, on February 28, 2005, the entirety of the share capital issued.

Taking into account the shares already held directly by ARCELOR and by direct subsidiaries of ARCELOR on February 28, 2005 (24,985,005 shares, *i.e.*, 3.91% of the share capital), the repurchase may involve 38,992,427 shares, *i.e.*, 6.09% of the share capital.

The purchase price per share may not exceed 30 euros, excluding expenses, and the resale price must be at least 10 euros, excluding expenses. Consequently, as an indication, the maximum amount for the Company, in the event of acquisitions at the maximum price set by the General meeting of shareholders, *i.e.*, 30 euros, would be 1,169,772,810 euros, subject to sale, exchange, transfer or cancellation of shares already held.

The maximum number of shares that may be purchased and the maximum amount that may be committed by the company under this share repurchase program shall be adjusted by any change in share capital occurring during the validity period of the authorization. However, and pursuant to Article 49-2 (1) 3rd of the Luxembourg Law of August 10, 1915 on commercial companies, "the acquisitions may not have the effect of causing the net assets to become less than the subscribed share capital plus reserves that the law or the bylaws do not allow to be distributed." On December 31, 2004, the net assets of the company amounted to 9,659 million euros before allocation, and the subscribed share capital plus unavailable legal reserves amounted to 3,237 million euros before allocation.

2. Repurchase Methods

The repurchases may be done by any means, including derivatives by intervention in the market or over the counter, and especially by transactions involving blocks of shares (which may cover the entirety of the program). However, when the goal is to spur activity in the market for the stock, such interventions may only be done by an investment firm.

These transactions may be conducted at any time, in compliance with the applicable laws and/or regulations, including during a period of public offer to purchase or exchange.

The use of derivatives (purchases of calls excluding sales of puts) is authorised to cover any open positions taken by the issuer, *i.e.*, under stock option plans or debt securities giving access to the share capital.

Sales of shares during the course of the share repurchase program shall be done by an investment firm acting independently of the issuer.

3. Duration and Timetable of Share Repurchase Program

Subject to the approval of the General meeting of shareholders on April 29, 2005, this share repurchase program is scheduled for a period of 18 months starting on the date of the General meeting of shareholders, *i.e.*, until October 29, 2006, or until the date of its renewal by the General meeting of shareholders, if such date is earlier.

4. Financing of Share Repurchase Program

As part of its overall financial management, ARCELOR reserves the option to use a part of its available cash to finance the repurchases of shares and to assume short-term, medium-term or long-term debt to finance the additional needs that exceed its cash flow.

On December 31, 2004, the consolidated financial statements indicated the following amounts:

- Cash: 4,043 million euros,
- Shareholders' equity, Group share: 12,317 million euros,
- Net financial debt: 2,512 million euros.

IV – INFORMATION FOR EVALUATING THE IMPACT OF THE SHARE REPURCHASE PROGRAM ON THE FINANCIAL SITUATION OF THE ARCELOR GROUP

The calculation of the impact of the share repurchase program on the consolidated financial statements of the ARCELOR group was done for information purposes on the basis of the consolidated financial statements on December 31, 2004, using the following hypotheses:

Hypotheses:			
- on February 28, 2005		**26,776,816**	**own shares held by ARCELOR Group**
	i.e.,	*4.2%*	*of total shares issued on February 28, 2005*
		24,985,005	**shares held by direct subsidiaries of ARCELOR and counted toward the treasury share limit of 10% of the share capital (Article 49bis of the Luxembourg law on commercial companies)**
	i.e.,	*3.9%*	*of the total shares issued on February 28, 2005*
		1,791,811	**shares held by indirect subsidiaries of ARCELOR and not counted toward the treasury share limit of 10% of the share capital (Article 49bis of the Luxembourg law on commercial companies)**
	i.e.,	*0.3%*	*of the total shares issued on February 28, 2005*
- tax rate		**30.38%**	**(2004 tax rate)**
- interest rate		**5%**	
- repurchase of share capital		**6.09%**	
- repurchase price		**€18.18**	**(February 2005 average)**

IFRS Data (in millions of euros, except number of shares)	12/31/2004 Consolidated financial data before repurchase of 6.1% of shares	12/31/2004 Impact on financial data after repurchase of 6.1% of shares	12/31/2004 Consolidated financial data after repurchase of 6.1% of shares	12/31/2004 % Change after repurchase of 6.1% of shares
1. Total number of shares	639,774,327	0	639,774,327	0%
- of which shares held directly and by direct subsidiaries	24,985,005	38,992,427	63,977,432	156.06%
- of which shares not including treasury stock	614,789,322	-38,992,427	575,796,895	-6.34%
2. Total shareholders' equity	12,317	-709	11,608	-5.76%
- Group share	10,902	-709	10,193	-6.50%
- share of minority interests	1,415	0	1,415	0%
3. Shareholders' equity per share, Group share	17.73	-0.03	17.70	-0.17%
4. Net financial debt	2,512	709	3,221	28.22%
5. Ratio of net financial debt to total shareholders' equity	0.20	0.07	0.28	36.05%
6. Net earnings, Group share	2,314	-25	2,289	-1.07%
7. Net earnings, Group share after dilution	*2,314	*-25	*2,289	-1.07%
8. Ratio of net earnings, Group share, to shareholders' equity, Group share (as %)	21.2%	1.2%	22.5%	5.81%
9. Net earnings per share, Group share (as %)	3.76	0.21	3.98	5.63%
10. Diluted net earnings per share, Group share (in euros)	3.76	0.21	3.98	5.63%

* Diluted earnings per share equal earnings per share, since bonds with option to convert into and/or exchange for new or existing shares (O.C.E.A.N.E.) were not taken into account, in accordance with IFRS requirements, with respect to the burden.

V – TAX RULES

1. Tax Rules Applicable to Purchasers

The Company's repurchase of its own shares, without subsequent cancellation, would have an impact on its taxable income if the shares were then sold or transferred at a price different from the repurchase price. In that case, the taxable income would be affected by the amount of the capital gain or capital loss realised. The capital gain can be exempt from Luxembourg income tax only if the conditions of the Luxembourg parent company-subsidiary rules are observed. The capital loss would be tax deductible.

If the repurchased shares are cancelled, there will be no impact on the purchaser's income statement.

2. Tax Rules Applicable to Sellers

No withholding tax will be done by the purchaser on the amounts paid to the sellers in accordance with the Luxembourg tax laws applicable to the Company.

Tax Rules of Selling Shareholders who are French Residents for Tax Purposes

The attention of investors is especially drawn to the fact that the following information is merely a summary of the applicable tax rules and that their specific situation must be examined with their regular tax advisor, especially considering that the French tax authority has not taken any official position on the tax treatment of share repurchase transactions that are conducted by foreign companies that are admitted to trading on a regulated market.

a) If the French tax authority likens the sale of the Company's shares under the share repurchase program to a sale to a third party or to a share repurchase transaction conducted under the provisions of Article L. 225-209 of the French Commercial Code (and applies Article 112-6 of the French General Tax Code), the gains realised by the shareholders when they sell their shares to the issuer will be subject to the rules governing capital gains.

On that basis, the capital gains realised by individual shareholders who have their tax domicile in France and who hold shares of the Company as part of their private net worth and do not conduct any stock exchange transactions on a regular basis would be taxable on the first euro when the shares are sold, pursuant to the provisions of Article 150-0 A of the French General Tax Code, provided that the annual amount of the sales made by the shareholder whose shares are repurchased exceeds the threshold of 15,000 euros (valued at the level of the taxpayer). The gain would be taxed at the total rate of 26% (including 10% social security assessments).

Gains realised by legal entities that are subject to the corporate income tax that is applicable to residents in France would be subject to the rules governing business capital gains under Article 39 *duodecies* of the French General Tax Code.

b) Otherwise, the gain realised by the shareholders would be income from securities.

Tax Rules of Selling Shareholders who have their Tax Domicile or their Registered Office outside of France

Capital gains realised on the sale of shares by parties who are not domiciled in France for tax purposes pursuant to Article 4B of the French General Tax Code or whose registered office is located outside of France (and who have no stable establishment or fixed base in France to whose assets the shares would be posted) and who have not at any time held, directly or indirectly, alone or with members of their family, more than 25% of the rights to the profits of the company at any given time during the last five years preceding the sale, are not subject to tax in France (Article 224 *bis* C of the French General Tax Code).

VI - DISTRIBUTION OF CAPITAL OF ARCELOR

1. Share Capital

On December 31, 2004, the number of ARCELOR shares and voting rights was 639,774,327. On December 31, 2004, the distribution of share capital, to the company's knowledge, was as follows:

Shareholders	Number of Cumulative Shares	Percentage of ShareCapital	Percentage of Voting Rights
Public	521,341,030	81.49%	85.05%
Treasury stock	26,776,816	4.19%	0%
Luxembourg State	35,967,997	5.62%	5.87%
J.M.A.C. B.V. (Aristrain)	22,730,890	3.55%	3.71%
Walloon region (SOGEPA)	20,541,973	3.21%	3.35%
Employees	12,389,855	1.94%	2.02%
Total	**639,774,327**	**100%**	**100%**

Distribution of shares held on a direct and indirect treasury stock basis on February 28, 2005:

Shares held by direct subsidiaries of ARCELOR		Percentage of stake in ARCELOR	% direct holding of subsidiaries by ARCELOR (on 12/31/2004)
ARBED S.A.	24,844,086		99.77%
USINOR S.A.	140,919		99.05%
	24,985,005	3.91%	
Shares held by indirect subsidiaries of ARCELOR			
SIDMAR N.V.	1,791,811	0.28%	0%

SIDMAR N.V. is 97.46% owned by ARBED S.A.

To the company's knowledge, there are no other shareholders that directly or indirectly hold more than 2.5% of the voting rights and there are no shareholders' agreements.

2. Potential Share Capital of ARCELOR

On December 31, 2004, the number of 2017 ARCELOR O.C.E.A.N.E. in circulation was 38,961,038, giving the right to a maximum number of ARCELOR shares of 40,012,986 if the holders exercise their exchange and/or conversion options.

Of the 24,723.689 2005 ARCELOR O.C.E.A.N.E. in circulation on December 31, 2004, 328,512 have been the subject of a request for conversion or exchange, honoured by the delivery of 337,707 existing ARCELOR shares; the remainder (*i.e.*, 24,395,177) was redeemed on January 3, 2005.

VII – INTENT OF PARTY THAT, ALONE OR IN CONCERT, CONTROLS THE ISSUER

No legal entity or individual, alone or in concert, controls the issuer.

VIII – RECENT EVENTS

On February 17, 2005, ARCELOR published its 2004 annual results.

Consolidated **revenues** of the Group were 30,176 million euros in 2004 as compared to 25,923 million euros in 2003, *i.e.*, an increase of 16.4% (17.7% at a constant scope of consolidation). The fiscal year was characterised by a sharp increase in the average prices of steel in the second half of the year and of raw materials since April.

Consolidated **gross operating income** of the Group nearly doubled and amounted to 4,341 million euros in 2004 as compared to 2,228 million euros in 2003 and includes a decrease of 245 million euros in non-recurring items (118 million euros for restructuring in Spain). The increase in spot prices of steel, particularly during the second half of the year, and management gains (cost-cutting programs and synergies) and sustained global demand contributed to the positive results.

The consolidated **operating income** of the Group was 3,194 million euros in 2004 as compared to 738 million euros in 2003 and includes a decrease of 227 million euros in non-recurring items.

After net financial expenses of 367 million euros, a positive contribution of companies consolidated by the equity method of 413 million euros, a tax expense of 523 million euros, and counting 403 million euros in minority interests, the consolidated **net income**, Group share, was 2,314 million euros as compared to 257 million euros for fiscal year 2003.

The Board of Directors will propose that the General meeting of shareholders on April 29, 2005 pay a gross dividend of 0.65 euros per share (as compared to 0.40 euros for 2003) which, if approved by the General meeting of shareholders, will be paid on May 2, 2005.

IX – PARTY ASSUMING RESPONSIBILITY FOR INFORMATION MEMORANDUM

ARCELOR assumes responsibility for this information memorandum and confirms that, to its knowledge, the data in this information memorandum are currently true and accurate, include all information necessary to investors to make their judgment on ARCELOR's share repurchase program and do not omit anything that might misrepresent its scope.

The Chairman of the Board of Directors of ARCELOR

(Note: The above is a translation from the original French which will prevail in case of inconsistency.)